Transaction Value

	Transaction Value	Fee Rate	Amount of Filing Fee
Fees to Be Paid	$6,894,972	$153.10 per $1,000.00	$1,055.62
Fees Previously Paid	$-	$-	$-6.30
Total Transactional Value	$6,894,972	$-	$1,049.32
Total Fees Due for Filing	$-	$-	$-
Total Fees Previously Paid	$-	$-	$-
Total Fee Offsets	$-	$-	$-
Net Fee Due	$-	$-	$1,049.32